UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Tikcro Technologies Ltd
                            -----------------------
                                (Name of Issuer)

                          Ordinary Shares, no par value
                          -----------------------------
                         (Title of Class of Securities)

                                   M8790M 11 2
                                  --------------
                                 (Cusip Number)

                                 January 1, 2008
                                 -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------- ---------------------------------------------------------------
      1. NAMES OF REPORTING PERSONS

         Aviv Boim

--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                        (B)[ ]
---------------- ---------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. CITIZENSHIP OR PLACE OF Israel ORGANIZATION           Israel

--------------------------------------------------------------------------------
        NUMBER OF SHARES       5. SOLE VOTING POWER  502,046 Ordinary Shares

        BENEFICIALLY OWNED     6. SHARED VOTING POWER       0 Ordinary Shares

        BY EACH REPORTING      7. SOLE DISPOSITIVE POWER      99,735 Ordinary
                                  Shares
           PERSON WITH
                               8. SHARED DISPOSITIVE POWER 402,311 Ordinary
                                  Shares*


-------------------------------------------------------------------------------
      9. AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH       502,046 Ordinary
         REPORTING PERSON                                    Shares*

--------------------------------------------------------------------------------
     10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     [ ]
         SHARES
-------------------------------------------------------------------------------

     11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               5.9%

--------------------------------------------------------------------------------
      12. TYPE OR REPORTING PERSON                         IN

---------------- ---------------------------------------------------------------
* Includes 402,311 Ordinary Shares that are subject to contractual restrictions on transfer and are subject to repurchase by the Issuer for no consideration under certain circumstances.

Item 1(a).        Name of Issuer

                  Tikcro Technologies Ltd. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices

                  126 Yigal Allon Street
                  Tel Aviv, 67443, Israel

Item 2(a).        Name of Person Filing

                  Aviv Boim (the "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  c/o Tikcro Technologies Ltd.
                  126 Yigal Allon Street
                  Tel Aviv, 67443, Israel

Item 2(c).        Citizenship

                  Israel

Item 2(d).        Title of Class of Securities

                  This statement relates to Ordinary Shares, no par value (hereinafter referred to as "Ordinary Shares").

Item 2(e).        CUSIP Number

                  M8790M 11 2

Item 3. Identification of Persons Filing Pursuant to 240.13d-1(b) or 240.13d-2(b) or (c)

                  Not Applicable.

Item 4.           Ownership

         Based on 8,514,757 Ordinary Shares (including 402,311 restricted shares) outstanding as of July 16, 2008, as provided by the Issuer:

         (a) Amount beneficially owned: 502,046 Ordinary Shares.

         (b) Percent of class: 5.9%

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 502,046 Ordinary Shares

                  (ii) Shared power to vote or to direct the vote: 0 Ordinary Shares

                  (iii) Sole power to dispose or to direct the disposition of:
                        99,735 Ordinary Shares

                  (iv) Shared power to dispose or to direct the disposition of:
                       402,311


Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.           Notice of Dissolution of Group

                  Not Applicable.

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 21, 2008




                                     By: /s/ Aviv Boim
                                       ----------------------------
                                        Aviv Boim